Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 14, 2009. Shareholders voted as indicated below:
								Withheld
						Affirmative     Authority
Re-election of Paul Belica -
Class III to serve until 2012 			34,909,873       1,331,200
Re-election of Robert E. Connor -
Class III to serve until 2012 			34,975,220 	 1,265,852
Election of Diana L. Taylor* -
Class I to serve until 2010 			35,000,649 	 1,240,423

Messrs. Hans W. Kertess, James A. Jacobson***, John C. Maney**, William B. Ogden, IV and R. Peter Sullivan III continue to serve as Directors of the Fund.

* Resigned from the Board of Directors on September 10, 2009.
** Mr. Maney is an Interested Director of the Fund.
*** Mr. Jacobson joined the Board of Directors on December 14, 2009.